SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________

COMCAST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
OPTIONS TO PURCHASE CLASS A SPECIAL COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

NONE
(Cusip Number Of Class Of Securities)

_________________

Arthur R. Block, Esq.
Senior Vice President and General Counsel
Comcast Corporation
1500 Market Street
Philadelphia, Pennsylvania 19102-2148
Telephone: (215) 665-1700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
_________________

with a copy to:

Robert A. Friedel
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103
Telephone: (215) 981-4000
_________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$128,119,169	$16,233

*Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 41,471,376 shares of Comcast Class A Common Stock and 276,731 shares of Comcast Class A Special Common Stock having an aggregate value of $125,921,213, and $2,197,956, respectively, as of October 4, 2004, will be sold by eligible option holders to Comcast under the Stock Option Liquidity Program. The aggregate value of the options to purchase Class A Common Stock was calculated using $29.21, which was the average of the high and low per share price of Comcast’s Class A Common Stock as reported on the Nasdaq National Market on October 4, 2004. The aggregate value of the options to purchase Class A Special Common Stock was calculated using $28.90, which was the average of the high and low per share price of Comcast’s Class A Special Common Stock as reported on the Nasdaq National Market on

October 4, 2004. The aggregate value of all of the options was also determined based on the pricing structure determined by Comcast for any of a range of anticipated average prices of Class A Common Stock or Class A Special Common Stock over a specific averaging period, such pricing structure for any given average price of either Class A Common Stock or Class A Special Common Stock generating a specific price for each option with the same exercise price per share and the same expiration date (as may be amended in accordance with the Stock Option Liquidity Program). The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 per million dollars of the value of the transaction.

[X]

CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $147,817

Form or Registration No.: Form S-3

Filing Party: Comcast Corporation

Date Filed: September 21, 2004

[ ]	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]	ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ]	GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ]	SCHEDULE 13D UNDER RULE 13D-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1.	Summary Term Sheet.

The information set forth in Section I (“Summary Term Sheet”) of the Notice to Eligible Optionees of Stock Option Liquidity Program, dated October 8, 2004 (the “Notice”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address

The name of the subject company and issuer is Comcast Corporation (“Comcast”), with its principal executive offices at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, and telephone number (215) 665-1700.

(b) Securities

The information set forth under “Eligible Options” in Section II.1. (“Eligibility; Requirement to Sell All or None; Election Period; Other Amendments; Transfer of Title; Other Definitions”) of the Notice is incorporated herein by reference.

(c) Trading Market and Price

The information set forth in Section II.11. (“Price Range of Comcast Common Stock”) of the Notice is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The filing person is the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms

The information set forth in the following sections of the Notice is incorporated herein by reference:

—	Section II.1. Eligibility; Requirement to Sell All or None; Election Period; Other Amendments; Transfer of Title; Other Definitions;

—	Section II.2. Valuation of Options; Average Closing Price; Valuation Based on Possible Average Closing Prices;

—	Section II.3. Payment for Options Sold to JPMorgan;

—	Section II.5. Purpose of the Program;

—	Section II.6. Procedures;

—	Section II.7. Withdrawal of an Election to Participate;

—	Section II.8. Extension of Election Period; Reduction of Averaging Period;

—	Section II.9. Stock Option Liquidity Program Conditions and Termination Events;

—	Section II.10. Role of JPMorgan in the Program; Hedging Activities Conducted by JPMorgan; Arrangements with JPMorgan;

—	Section II.12. Source and Amount of Consideration;

—	Section II.14. Interests of Directors and Officers; Transactions and Arrangements; and

—	Section II.17. Material U.S. Federal Income and Other Tax Consequences.

(b) Purchases

The information set forth in Section II.14. (“Interests of Directors and Officers; Transactions and Arrangements”) of the Notice is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities

The information set forth in Section II.9. (“Stock Option Liquidity Program Conditions and Termination Events”), Section II.10. (“Role of JPMorgan in the Program; Hedging Activities Conducted by JPMorgan; Arrangements with JPMorgan”) and Section II.14. (“Interests of Directors and Officers; Transactions and Arrangements”) of the Notice is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes

The information set forth in Section II.5. (“Purpose of the Program”) of the Notice is incorporated herein by reference.

(b) Use of Securities Acquired

The information set forth in Section II.15. (“Accounting Consequences to Comcast of the Program”) and Section II.13. (“Information about Comcast, Including Summary Financial Information”) of the Notice is incorporated herein by reference.

(c) Plans

The information set forth in Section II.10. (“Role of JPMorgan in the Program; Hedging Activities Conducted by JPMorgan; Arrangements with JPMorgan”) and Section II.13. (“Information about Comcast, Including Summary Financial Information”) of the Notice is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in Section II.12. (“Source and Amount of Consideration”) of the Notice is incorporated herein by reference.

(b) Conditions

The information set forth in Section II.8. (“Extension of Election Period; Reduction of Averaging Period”) and Section II.9. (“Stock Option Liquidity Program Conditions and Termination Events”) of the Notice is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership

The information set forth in Section II.14. (“Interests of Directors and Officers; Transactions and Arrangements”) of the Notice is incorporated herein by reference.

(b) Securities Transactions

The information set forth in Section II.14. (“Interests of Directors and Officers; Transactions and Arrangements”) of the Notice is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations

Neither Comcast nor its board of directors makes any recommendation as to whether optionees should participate in the Stock Option Liquidity Program. Comcast has not employed anyone, directly or indirectly, to make any solicitation or recommendation in connection with the Stock Option Liquidity Program.

Item 10.	Financial Statements.

(a) Summary Financial Information

The information set forth in Section II.13. (“Information about Comcast, Including Summary Financial Information”) of the Notice, Item 8 (“Financial Statements and Supplementary Data”) of Comcast’s Form 10-K, filed with the SEC on March 12, 2004 and Comcast’s Current Report on Form 8-K filed with the SEC on September 21, 2004, which contains audited consolidated financial statements for the year ended December 31, 2003 that supersede the audited consolidated financial statements contained in the Form 10-K, is incorporated herein by reference.

Item 11.	Additional Information.

The information set forth in Section II.16. (“Legal Matters; Regulatory Approvals”) of the Notice, and in the Notice in general, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)	Notice to Eligible Optionees of the Stock Option Liquidity Program, dated October 8, 2004
(a)(2)	Stock Option Liquidity Program web site pages
(a)(3)	Election Form
(a)(4)	Withdrawal Form
(a)(5)	Cover letter to Eligible Optionees
(a)(6)	Press release dated October 8, 2004 regarding the Stock Option Liquidity Program
(a)(7)	Press release dated September 21, 2004 regarding the Stock Option Liquidity Program
(a)(8)	Materials to be used by Mellon Investor Services LLC in relation to contacting certain Eligible Optionees

Exhibit Number	Description

(a)(9)	Notice on Comcast’s stock option plan administrator’s web site
(d)(1)	Registration Agreement between Comcast Corporation, J.P. Morgan Securities Inc. and JPMorgan Chase Bank dated October 4, 2004
(d)(2)	Engagement Letter between Comcast Corporation and J.P. Morgan Securities Inc. dated October 4, 2004
(d)(3)	Form of Call Option Transaction Confirmation to be entered into between Comcast Corporation and JPMorgan Chase Bank
(d)(4)	Program Agreement between Comcast Corporation and JPMorgan Chase Bank dated October 4, 2004
(d)(5)*	Comcast Corporation 2003 Stock Option Plan, as amended and restated effective January 30, 2004, (Exhibit 10.3 to Comcast Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 12, 2004)
(d)(6)*	Comcast Corporation 2002 Stock Option Plan, as amended and restated effective January 30, 2004 (Exhibit 10.2 to Comcast Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 12, 2004)
(d)(7)*	AT&T Broadband Corp. Adjustment Plan (Exhibit 10.31 to Comcast Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 20, 2003)

______________________
* Incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMCAST CORPORATION

By: /s/ William E. Dordelman

Name: William E. Dordelman Title: Vice President - Finance

Date: October 8, 2004